Exhibit 99.1

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY ____, 2001

SPARTAN STORES, INC.
Non-Subordinated Variable Rate Promissory Notes
due March 31, 2003

          Spartan Stores, Inc. is offering non-subordinated variable rate promissory notes in a total principal amount of up to $15,305,253. We will sell the notes directly. We have not engaged any underwriter or broker-dealer to assist us in this offering.

          The notes will bear interest at one percent below the prime interest rate, as declared by Citibank, N.A., of New York, New York, as of the first day of each calendar quarter. The notes will mature on March 31, 2003, but will be subject to our option to redeem them before maturity. We will sell the notes in denominations of $1,000, or any whole dollar amount above $1,000.

          The notes are a series of debt securities that we have registered with the Securities and Exchange Commission under a "shelf" registration statement. The general terms of our debt securities, including the notes, are described in the prospectus dated February ___, 2001 accompanying this prospectus supplement. You should carefully read both the prospectus and this prospectus supplement to understand all of the terms of the notes.

          The prospectus also contains several important investment considerations under the heading "RISK FACTORS" beginning on page 3 of the prospectus. You should carefully read that section of the prospectus.

          This prospectus supplement describes the specific terms of the notes, including maturity, interest rate and times when interest will be paid, terms for redemption at our option, the price of the notes, and various other matters.

Offering price of notes	Price to public	Discounts and commissions	Our proceeds
Per note. . . . . Total maximum . . . . . .	100% of face value 100% of face value	$ 0 $ 0	100% of face value 100% of face value

We estimate that our expenses in conducting this offering will be approximately $71,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES
OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement may not be used to complete sales of notes unless it is accompanied by a prospectus.

The date of this prospectus supplement is February ____, 2001.

TABLE OF CONTENTS

Prospectus Supplement

Summary	S-3
Selected Financial Data	S-4
Information About Spartan Stores	S-6
About the Notes	S-8
Use of Proceeds	S-11
How to Purchase Notes	S-11

Prospectus

Prospectus Summary	2
Risk Factors	3
Information About Spartan Stores	6
Use of Proceeds	8
Ratio of Earnings to Fixed Charges	8
About the Debt Securities	8
About the Subordinated Securities	15
Plan of Distribution	16
Legal Matters	16
Experts	16
Incorporation of Documents By Reference	17
Where You Can Find More Information	18

SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

About this Prospectus Supplement

          This prospectus supplement provides you with a description of the specific terms of the notes, such as interest rate, maturity date, and other matters. As noted above, the notes are one series of Spartan Stores' debt securities. The prospectus accompanying this prospectus supplement describes the general terms that are common to all of Spartan Stores' debt securities. Thus, you should read both this prospectus supplement and the prospectus, together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION" in the prospectus.

The Notes (see page S-8)

Notes we are offering	We are offering up to $15,305,253 in principal amount of notes.

Offering price	We will sell the notes at their face value, without original issue discount or other types of discounts. For example, a note with a $1,000 principal amount will be sold for $1,000.

Interest rate

The notes will bear interest at one percent below the prime interest rate, as declared by Citibank, N.A., of New York, New York, as of the first day of each calendar quarter. Thus, the interest rate on the notes will vary from quarter to quarter, depending on changes in the prime interest rate.

Maturity date	All notes will mature on March 31, 2003, but are subject to our option to redeem them before maturity.

Other terms	Other important terms of the notes are described elsewhere in this prospectus supplement.

Investment considerations	You should carefully consider the summary of certain factors set forth in "RISK FACTORS" beginning on page 3 of the prospectus that is included with this prospectus supplement.

Use of proceeds	We will use the proceeds of the notes for general corporate purposes.

SELECTED FINANCIAL DATA

          The following table provides selected historical consolidated financial information of Spartan Stores and our subsidiaries. Our historical information is based on our audited consolidated financial statements for and as of each of the five years ended March 30, 1996 through March 25, 2000, and our unaudited financial statements for the 40-week periods ended January 1, 2000 and December 30, 2000.

          Our operations for the years ended March 27, 1999 and March 30, 1996 were affected by restructuring, reorganization and other charges in the amount of $5.7 million and $46.4 million, respectively. The restructuring charge recorded during the year ended March 27, 1999 was reversed during the year ended March 25, 2000, resulting in $4.5 million of income during the period. Until February 1996, we had a policy of paying volume incentive rebates to our customers in a combination of cash and stock.

          The weighted average shares outstanding and all per share amounts have been restated to reflect a ten-for-one stock split in July 1997 as well as the August 2000 stock dividend of 0.336 shares for each share of Class A common stock and the subsequent conversion of shares of Class A common stock into shares of common stock on a one-for-one basis.

Selected Consolidated Financial Information of Spartan Stores
(In thousands, except per share data)

	40 Weeks Ended December 30, 2000	40 Weeks Ended January 1, 2000	Year Ended March 25, 2000	Year Ended March 27, 1999	Year Ended March 28, 1998	Year Ended March 29, 1997	Year Ended March 30, 1996
Operations Statement Data:
Net Sales	$ 2,650,540	$ 2,358,311	$ 3,050,282	$ 2,671,700	$ 2,489,249	$ 2,475,025	$ 2,554,688
Volume incentive rebates	-	-	-	-	-	-	15,577
Cost of sales	2,238,065	2,049,257	2,643,490	2,397,818	2,234,165	2,238,364	2,295,130
Gross profit	412,475	309,054	406,792	273,882	255,084	236,661	243,981
Selling, general and Administrative	333,146	248,476	328,208	216,876	207,498	196,716	204,593
Depreciation and amortization	28,699	25,809	32,063	21,413	21,639	20,175	19,224
Restructuring charge	1,000	(4,748)	(4,521)	5,698	-	-	46,440
Interest expense-net	18,986	14,779	23,047	6,105	7,610	6,091	5,489
Other losses and (gains)	(2,362)	(1,721)	494	(1,188)	(3,906)	(1,705)	403
Earnings (loss) before income taxes and extraordinary item	33,006	26,459	27,501	24,978	22,243	15,384	(32,168)
Income taxes	12,963	9,605	10,307	9,148	8,009	5,681	(10,500)
Extraordinary item net of income taxes	-	-	-	1,031	-	-	-
Net earnings (loss)	$ 20,043	$ 16,854	$ 17,194	$ 14,799	$ 14,234	$ 9,703	$ (21,668)
Weighted average shares outstanding	16,677	13,483	13,432	14,508	15,135	15,487	15,789
Basic earnings (loss) per share	$ 1.20	$ 1.25	$ 1.28	$ 1.02	$ 0.94	$ 0.63	$ (1.37)
Cash dividends per share	0.0094	0.0281	0.0374	0.0374	0.0374	0.0374	0.0374

Period End Position:
Total assets	$ 814,466	$ 579,635	$ 570,573	$ 523,378	$ 406,133	$ 403,630	$ 387,451
Property and equipment-net	269,333	190,262	178,591	158,348	161,112	173,008	152,716
Net working capital	116,299	90,797	88,448	100,863	61,682	60,673	69,284
Long-term debt	307,156	268,051	266,071	271,428	107,666	125,776	124,372
Shareholders' equity	216,237	125,757	126,007	121,062	114,192	107,258	102,587

Financial Ratios:
Net earnings (loss) as a percent of sales	0.76%	0.71%	0.56%	0.55%	0.57%	0.39%	(0.85%)
Current ratio	1.43	1.51	1.53	1.85	1.35	1.37	1.45
Long-term debt to equity ratio	1.42	2.13	2.11	2.24	0.94	1.17	1.21
Other data:
Net cash provided by operations	$ 39,879	$ 37,791	$ 54,574	$ 53,874	$ 26,867	$ 16,407	$ 42,878
Property and equipment additions	14,725	14,239	14,843	16,419	23,997	46,238	42,262

INFORMATION ABOUT SPARTAN STORES

          The prospectus accompanying this prospectus supplement contains a general description of our business. You should read the prospectus together with this prospectus supplement and the other information described beginning on page 18 of the prospectus under the heading "INCORPORATION OF DOCUMENTS BY REFERENCE."

Recent Developments

          On January 19, 2001, we signed an agreement to purchase Prevo's Family Markets, Inc. Prevo's operates 10 supermarkets in Traverse City, Cadillac, Frankfort, Ludington, Manistee, Bellaire, Coopersville and Grand Rapids, Michigan. Prevo's was founded in 1943. We expect the sale to be completed in March or April 2001.

          On January 12, 2001, we sold our insurance agency business, Shield Insurance Services, Inc., effective December 31, 2000. We anticipate recognizing a gain on this sale during the fourth quarter of our 2001 fiscal year. We still retain the underwriting, safety and claims component of Shield Insurance Services, and are continuing to evaluate alternatives for our remaining insurance operations.

Management

          The names, ages, and principal occupations of our directors and executive officers are set forth below:

Name and Age	Position with Spartan Stores and Principal Occupation

James B. Meyer (age 54)

Mr. Meyer has been our Chief Executive Officer since July 1997 and our President since August 1996. He has been the Chairman of the Board since August 2000. He has been a director since August 1996. Mr. Meyer has served in a variety of positions with us over the years. For example, he was our Chief Operating Officer from August 1996 to July 1997, our Treasurer from 1994 to 2000, our Senior Vice President Corporate Support Services from June 1994 to August 1996, our Chief Financial Officer and Assistant Secretary from October 1990 to August 1996, and our Senior Vice President from 1981 to 1994.

Russell H. VanGilder, Jr. (age 66)

Mr. VanGilder has been a director since 1970 and served as the Chairman of the Board from 1998 to 2000. From 1992 to 1998 he was the Vice Chairman of the Board. Mr. VanGilder is the Chairman of the Board of V.G.'s Food Center, Inc., a retail grocery chain.

Alex J. DeYonker (age 51)

Mr. DeYonker has been a director since 1999 and has served as our Secretary since 2000. He also has served as our General Counsel since 1995. Mr. DeYonker is a partner of Warner Norcross & Judd LLP, a law firm in Grand Rapids, Michigan.

Name and Age	Position with Spartan Stores and Principal Occupation

Elson S. Floyd, Ph.D. (age 44)	Dr. Floyd has been a director since August 2000. He is the President of Western Michigan University, Kalamazoo, Michigan, where he also serves as a Professor of Education.

Richard B. Iott (age 49)	Mr. Iott has been a director since August 2000. Before that, he served as the President and Chief Executive Officer of Seaway Food Town, Inc., which we acquired in August 2000.

Joel A. Levine (age 62)	Mr. Levine has been a director since August 2000. He currently is Of Counsel to Spengler Nathanson, P.L.L., a law firm in Toledo, Ohio. Before August 2000, he served as a director of Seaway Food Town.

Elizabeth M. Nickels (age 37)	Ms. Nickels has been a director since August 2000. She currently serves as the Executive Vice President and Chief Financial Officer of Herman Miller, Inc., an office furniture manufacturing company.

Joel B. Barton (age 49)

Mr. Barton is our Executive Vice President Sales and Marketing. He served as our Vice President Retail from January 2000 to November 2000. From 1998 to 1999 he was Senior Vice President Supermarket Division of Raley's, a supermarket chain based in California. From 1997 to 1998 he was Vice President of Marketing of Raley's and from 1995 to 1997 was Director of Corporate Merchandising of Raley's.

David deS. Couch (age 50)	Mr. Couch has been our Vice President Information Technology since May 1996. He served as our Director of Management Information Services from December 1991 to May 1996.

Mark Eriks (age 44)

Mr. Eriks has been our Vice President Human Resources since January 2001. From June 1999 to January 2001, he was a member of Miller, Johnson, Snell & Cummiskey, P.L.C., a law firm in Grand Rapids, Michigan. Before that, he served as Vice President of Human Resources of Waste Management, Inc.

Gary L. James (age 47)

Mr. James has been our Vice President Retail Operations since December 2000. From August 2000 to December 2000, Mr. James served as our Divisional Vice President of Operations for Food Town. Before August 2000, Mr. James served as General Manager of H.E. Butt Grocery's Central Market in Austin, Texas. Before that, he served as Vice President of Operations with Fresh Fields Markets, Inc., a supermarket chain.

Name and Age	Position with Spartan Stores and Principal Occupation

Sally Lake (age 36)

Ms. Lake has been our Vice President Marketing since December 2000. She joined our company in 1985 as a general merchandise senior clerk and has held several management positions with us. Before she became Vice President Marketing, she was the Divisional Vice President of Sales and Marketing for our retail division.

John M. Sommavilla (age 41)

Mr. Sommavilla is our executive Vice President Purchasing and Logistics. He served as our Vice President Purchasing from June 1999 to November 2000. He served as our Director of Perishables from July 1996 to June 1999 and as our Manager of Frozen/Dairy Purchasing/Inbound from 1994 to July 1996. Mr. Sommavilla joined Spartan Stores in 1985.

David M. Staples (age 38)

Mr. Staples is our Executive Vice President and Chief Financial Officer. He has served as our Chief Financial Officer since January 2000 and was our Vice President Finance from January 2000 to November 2000. From 1995 to December 1999, he was Divisional Vice President-Strategic Planning and Reporting for Kmart Corporation. Before that he was in the audit and business advisory practice of Arthur Andersen, LLP.

          The Spartan Stores board of directors is divided into three classes, with the term of one class expiring each year. Dr. Floyd, Mr. Meyer and Mr. Iott are in the class of directors whose terms expire in 2003, Ms. Nickels and Mr. VanGilder are in the class of directors whose terms expire in 2002, and Mr. DeYonker and Mr. Levine are in the class of directors whose terms expire in 2001.

ABOUT THE NOTES

General

          We are offering the notes in denominations of $1,000, or any whole dollar amount over $1,000. The minimum investment is $1,000. We may limit the maximum number and principal amount of notes that may be subscribed for by any purchaser, in our discretion. The total principal amount of notes that we are offering is $15,305,253. The notes are "non-subordinated securities," as that term is described in the prospectus.

The Trustee

          The notes will be issued under an indenture dated January 12, 2001 between Spartan Stores and Chase Manhattan Trust Company, National Association. Chase Manhattan will act as the trustee under the indenture.

          A copy of indenture was filed as an exhibit to the "shelf" registration statement that we filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" in the prospectus. We urge you to read the indenture because it defines your rights.

Term and Maturity

          We may issue notes at any time. All outstanding notes will mature and be redeemed on March 31, 2003. Therefore, the notes will have a term of not more than two years and the actual term of any given note will depend on the date that it is issued. We may redeem the notes at any time before maturity, at our option.

Interest Rate

          The interest rate on the notes will be one percent below the prime interest rate, as declared by Citibank, N.A., of New York, New York, as of the first day of each calendar quarter. The interest rate will be effective through the end of each calendar quarter. Interest on each of the notes will begin accruing from the date the note is issued. Interest will stop accruing on a given note on the earlier of the maturity date of the note or the date that we redeem the note before its maturity date. Interest on the notes will be calculated on the basis of a 360-day year with twelve 30-day months.

Interim Payments of Interest

          We will make quarterly interest payments on the notes. The persons who will be entitled to receive the interest payable for a quarter will be those persons who were record holders of notes on the "regular record dat e" for that quarter. The regular record date for a quarter is the last day of that quarter.

          Interest accrued on a note during a calendar quarter will be paid on the "interest payment date" for that quarter, which is the tenth business day following the end of that calendar quarter. Interest on the notes will be payable at the trustee's principal offices. However, the trustee may make interest payments by wire transfer or by mailing a check to the address appearing in the security register of the person in whose name a note is registered at the close of business on the regular record date for the interest payment.

          For example, assume that you have a note that it is outstanding during the second calendar quarter of 2001, which runs from April 1, 2001 to June 30, 2001, and that you were the record holder of the note on the regular record date for that quarter, which would be June 30, 2001. On July 13, 2001, which is the tenth business day after the end of the second quarter, the trustee will mail you a check for the interest that you earned on your note during the second quarter of 2001.

Payment on Maturity Date

          We will pay each note on its maturity date, which is March 31, 2003, unless we have redeemed it before that date. On the maturity date, the registered holder of the note will be entitled to be paid the full principal amount of the note and the accrued but unpaid interest on the note. However, before receiving those amounts, the holder must deliver the note to us or to the trustee on our behalf.

Right of Optional Redemption

          Redemption By Us. We may redeem any notes at any time in our sole discretion, regardless of when the notes were issued. We may do so by written notice to the holder(s) of the notes that we decide to redeem. We must give written notice of our decision to redeem any notes to the trustee at least 60 days before the date that we have selected for the redemption. The trustee must then give at least 30, but not more than 60, days notice of the redemption to each holder of the notes that will be redeemed. This notice will include, among other things, notice of the redemption date. Interest on those notes will stop accruing on the redemption date.

          On or before the redemption date, we must deposit with the trustee enough money to pay the redemption price, as well as accrued but unpaid interest on the notes that are being redeemed.

          Redemption By You. You do not have the right to require us to redeem your notes before their maturity date.

Notice of Optional Redemption - Payment of Redemption Price

          The trustee will send the written notice of our election to redeem a note to the last known address of the holder of the note. The holder must deliver the note to the trustee within 30 days after receiving the redemption notice. Upon our receipt of the note, we (or the trustee on our behalf) will pay the original principal amount of the note, plus the interest on the note that has accrued but is unpaid through the redemption date.

Ranking; Liquidation, Sale of Assets of Termination of Spartan Stores' Existence

          The notes will be our direct, unsecured obligations. The notes will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes do not have any payment or liquidation preference, other than that to which they are entitled as a matter of law upon the liquidation of Spartan Stores or the termination of our existence. We may sell or encumber our assets without your consent, as long as we comply with the applicable requirements described on page 13 of the prospectus under the heading "Some Restrictive Covenants."

No Sinking Fund

          We have not established and do not expect to establish any special set-aside funds or programs, which are sometimes called "sinking funds," to ensure that we will have enough money to pay interest or principal on the notes.

Additional Terms Set Forth in the Prospectus

          Please refer to the prospectus for a description of the following additional terms of the notes:

          •          Events of Default-The events or circumstances that will be events of default under the indenture;

          •          Acceleration of Maturity-When and how the principal amount of the notes may become due and payable before the maturity date of the notes;

          •          Registration and Transfer-How to transfer your notes to another person;

          •          Restrictive Covenants-Restrictive covenants that we must observe under the terms of the indenture;

          •          Defeasance and Discharge-The circumstances in which we may discharge our obligations under the indenture;

          •          Modification and Waiver-The manner in which the indenture may be modified, and the manner in which defaults under the indenture may be waived, either with or without your consent; and

          •          Additional Provisions-Various other important provisions of the indenture and the notes.

USE OF PROCEEDS

          We plan to use the net proceeds that we receive from the sale of the notes for general corporate purposes.

HOW TO PURCHASE NOTES

For holders of our currently outstanding variable rate promissory notes

          If you are a holder of our currently outstanding variable rate promissory notes and are exchanging those promissory notes for the notes that we are offering pursuant to this prospectus supplement, you must:

          •          Return your existing variable rate promissory notes to us;

          •          Complete and sign the accompanying note intent form;

          •          Complete and sign the accompanying subscription agreement; and

          •          Return these documents to us.

          We will direct the trustee to mail you a note when we have received these documents, properly completed by you.

For all other purchasers

          If we do not sell the full $15,305,253 of notes to the holders of our currently outstanding variable rate promissory notes, we will sell the remaining notes to other interested purchasers. Each of these purchasers must complete and sign the accompanying subscription agreement and return it to us, along with a check or money order, made out to Spartan Stores, Inc., for the principal amount of the note that you want to purchase. If notes are available for you to purchase, we will direct the trustee to mail you a note when we have received these documents, properly completed by you, and payment of the purchase price of your note.

Safekeeping of Notes

          We urge you to keep your notes in a safe place, such as a safe deposit box with a bank.

          No person has been authorized to give any information or to make any representations or projections of future performance other than those contained in this prospectus, and any such other information, projections or representations if given or made must not be relied upon as having been so authorized.

          The delivery of this prospectus or any sale hereunder at any time does not imply that the information in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

$15,305,253 Non-Subordinated Variable Rate Promissory Notes Due March 31, 2003
________________________ TABLE OF CONTENTS		_______ PROSPECTUS SUPPLEMENT _______
Summary	S-3
Selected Financial Data	S-4
Information About Spartan Stores	S-6
About the Notes	S-8
Use of Proceeds	S-11
How to Purchase Notes	S-11
SPARTAN STORES, INC. February __, 2001